Enerflex Ltd. announces timing of First quarter financial and operational results and schedules virtual Investor update

NEWS RELEASE

CALGARY, Alberta, April 21, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) plans to release its financial results and operating highlights for the three months ended March 31, 2026, on Thursday, May 7, 2026 prior to market open. Results will be communicated by news release and will be available on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, May 7, 2026 at 8:00 a.m. (MT), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BI6515d65feedd4a68be887d88f452621e. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/jpr3iwfx.

Virtual Investor Update

Enerflex will host a virtual Investor Update on Wednesday, May 27, 2026 at 8:00 am MT (10:00am ET). Enerflex’s President and CEO, Paul Mahoney, will highlight the Company’s outlook and strategic priorities with a question and answer period to follow.

Registration for the Virtual Investor Update can be made using the following https://edge.media-server.com/mmc/p/eyz29mbq. Participants can join by webcast to follow along with the presentation. The presentation will be made available on Enerflex’s website prior to the start. Questions can be submitted via the webcast or asked on the dial-in:

Dial-in numbers: https://register-conf.media-server.com/register/BI8e02cded3fae4a3dbb8d89234ae4be38.

Shortly after the live webcast, an archived version will be available on Enerflex’s website.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. In particular, this news release includes (without limitation) FLI pertaining to the Company’s expectation to release its financial results and operating highlights for the three months ended March 31, 2026, on Thursday, May 7, 2026 prior to market open; and the Company’s intention to host a virtual Investor Update on Wednesday, May 27, 2026, and the expected content of such update.

The FLI included in this news release is made as of the date of this news release and is based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

About Enerflex

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

2